UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 19, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of an Underwriting Agreement between UBS AG and J.P. Morgan Securities LLC, which appears as an exhibit hereto and are incorporated into this Form 6-K as if set forth in full herein. The Underwriting Agreement between UBS AG and J.P. Morgan Securities LLC is filed herewith as an exhibit to the Registration Statement of UBS AG on Form F-3 filed on January 11, 2012 (File No. 333-178960).

July 22, 2011

J.P. Morgan Securities LLC

270 Park Avenue – 5th Floor

New York, NY 10017

Ladies and Gentlemen:

In accordance with Section 10(b) of the Amended and Restated Distribution Agreement, dated November 17, 2006 (or in lieu thereof, any other distribution agreement that in the view of UBS Securities LLC replaces the foregoing), as it may be amended from time to time (the “Distribution Agreement”), among UBS AG (the “Company”), UBS Securities LLC and UBS Financial Services Inc., the Company appoints [J.P. Morgan Securities Inc.] as an Agent (the “Additional Agent”) under the Distribution Agreement. Capitalized terms used and not otherwise defined in this letter have the meanings assigned to them in the Distribution Agreement. Each of the provisions of the Distribution Agreement is incorporated in this letter by reference, subject to the following.

The Additional Agent may solicit and receive offers to purchase notes to be issued as part of the Company’s Medium-Term Notes, Series A and only upon receipt of, and in accordance with, instructions from the Company with respect to each note. The Additional Agent may only solicit offers to purchase Securities having such terms and during such periods as are specified in instructions from the Company.

Notwithstanding the foregoing, the Additional Agent may only solicit and receive offers to purchase Securities to be purchased and reoffered by the Additional Agent for its own account as principal in accordance with a Terms Agreement. Whenever the Company determines to sell Securities directly to the Additional Agent as principal, the Company win enter into a Terms Agreement, substantially in the form of Annex I to the Distribution Agreement or in such other form as may be agreed by the Company and the Additional Agent, relating to the sale in accordance with Section 2(b) of the Distribution Agreement. This letter does not create either an obligation on the part of the Company to sell any Securities or an obligation of the Additional Agent to purchase Securities as principal, and any such obligation shall be set forth only in a Terms Agreement.

Unless otherwise agreed by the Company and the Additional Agent, each Terms Agreement shall provide for a purchase price for the Securities that reflects the following discount:

September 30,
Maturity from Pricing Date	Commission to JPMS (Percentage of Principal)
3 Months	0.25%
6 Months	0.50%
9 Months	0.75%
12 Months	1.00%
15 Months	1.25%
18 Months	1.50%
21 Months	1.75%
24 Months	2.00%

The facsimile number and address of the Additional Agent for statements, requests, notices and advices under Section 11 of the Distribution Agreement are:

J.P. Morgan Securities LLC

270 Park Avenue 5th Floor

New York, NY 10017

Attention: Frank Fay

Facsimile: 212 464-1037

With a copy to:

Private Bank/Private Wealth Management Legal Group

270 Park Avenue 9th Floor

New York, NY 10017

Attention: Lesley E. Goldberg

Facsimile: 212 464-0302

Notwithstanding Section 4(a)(iii) of the Distribution Agreement, the Company may amend or supplement the Registration Statement or Prospectus without affording the Additional Agent an opportunity to review and comment on the amendment or supplement.

Notwithstanding any provision of the Distribution Agreement, the Additional Agent shall not be entitled to receive any opinions or letters of counsel, letters of independent accountants, certificates of Company officers, copies of communications with stockholders or other documents contemplated by Sections 4 and 6 of the Distribution Agreement except as may otherwise be specifically provided in any Terms Agreement between the Additional Agent and the Company. If the Additional Agent fails to receive a document that it is not entitled to receive under the prior sentence, or if the Company fails to comply with an agreement and such non-compliance has been waived under the prior sentence, then, for all purposes of the Distribution Agreement and any Terms Agreement between the Additional Agent and the Company, such non-receipt or non-compliance, as the case may be, shall be deemed not to result in any representation or warranty of the Company being untrue, in any failure by the Company to comply with its agreements or in any condition to an obligation of the Additional Agent not being satisfied.

Notwithstanding Section 7(d) of the Distribution Agreement, the Company and the Additional Agent agree that, solely with respect to the Additional Agent and offers and sales of Securities by the Additional Agent hereunder as an agent or acting as principal pursuant to a Terms Agreement, the eighth sentence of Section 7(d) of the Distribution Agreement shall be deleted in its entirety and replaced with the following:

“Notwithstanding the provisions of this subsection (d), an Agent shall not be required to contribute any amount in excess of the total discounts and/or commissions received by that Agent for the Securities purchased by or through it were sold exceeds the amount of any damages which such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.”

If the foregoing is in accordance with your understanding; please sign and return to us the enclosed copy of this letter. Upon acceptance of this letter by you, this letter and your acceptance of this letter, including those provisions of the Distribution Agreement incorporated in this letter by reference, as amended by this letter, will constitute a binding agreement between you and the Company.

Very truly yours, UBS AG

By:	/s/ Gordon Kiesling
Name: Gordon Kiesling
Title: Executive Director

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Executive Director and Counsel

Acknowledged: [7/27], 2011

J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Ferrari
Name: Robert Ferrari
Title: VP Equities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Executive Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 19 January 2012